August 10, 2005

Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE:
Emeritus Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005

Form l0-Q for the quarterly period ended March 31, 2005
Filed May 13, 2005

Dear Mr. Spirgel:

This letter is in response to your letter to us dated August 9, 2005, regarding the above mentioned filings. In the interest of keeping matters clear, organized, and in keeping with our understanding of your instructions, we repeated your comment in the same form it occurred in your letter to us. Immediately after your comment, we follow with our response.

Form l0-K for the fiscal year ended December 31, 2004

Consolidated Statement of Operations, page F-4

1. We note your response to prior comment 7. Notwithstanding your response, please revise the line item "Community Operations" to "Community Operations (exclusive of depreciation, and amortization and facility lease expense shown separately below)."

Answer: We understand the comment above and plan to use the corrected description in all future filings.

Sincerely,

/s/ Raymond R. Brandstrom
Raymond R. Brandstrom
Vice President of Finance,
Chief Financial Officer, and Secretary